Mail Stop 3561
							December 6, 2005



Alycia Anthony, Chief Executive Officer
Plan A Promotions, Inc.
3010 Lost Wood Drive
Sandy, UT  84092

      Re:	Plan A Promotions, Inc.
		Registration Statement on Form 10-SB
      Filed November 30, 2005
		File No. 0-51638

Dear Ms. Anthony:

	We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.











      Comments
1. Please expand the business experience disclosures of management to
describe their involvement as control persons and principal shareholders of other reporting companies during the past five years.
Please disclose the business activities and stage of development of
each company during the time period of their involvement. If any company conducted a reverse acquisition during the time period of their involvement, please describe in the disclosure.
2. Please name the promoters of Plan A Promotions and provide the disclosure required by Item 404(d) of Regulation S-B. Please see the
definition of promoter in Rule 405 of Regulation C.   Apart from
Ms.
Anthony and Ms. Heieren, Mr. James Doolin would appear to be a promoter of Plan A, according to the exhibits filed with the Form 10-
SB.
3. The principal shareholders and management of Plan A Promotions, in various combinations, are or were control persons of other development stage companies that file reports with the Commission. Certain of these entities have engaged in reverse acquisitions. For example, we note Wasatch Web Advisors Inc. and Autoline Group Inc. Other entities, like Energroup Technologies Corp. and Brenex Oil Corp., are or were blank check companies. Please explain why Plan A
Promotions should not be considered a "blank check" company in light of this track record.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.










      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.













      You may contact Goldie B. Walker, Financial Analyst, at
(202)
551-3234 or me at (202) 551-3790 with any questions.

						Sincerely,



								John D. Reynolds
								Assistant Director



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Alycia Anthony, Chief Executive Officer
Plan A Promotions, Inc.
December 6, 2005
Page 4